UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


                                    FORM 11-K

(Mark One)

     [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
                                   ACT OF 1934

                   For the fiscal year ended December 31, 1998

OR

     [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
                                   ACT OF 1934

          For the transition period from _____________ to _____________


                         Commission file number 1-13058

                   MARKEL CORPORATION RETIREMENT SAVINGS PLAN



                               MARKEL CORPORATION
                             A Virginia Corporation
                  IRS Employer Identification Number 54-0292420
                                  4551 Cox Road
                           Glen Allen, Virginia 23060
                            Telephone (804) 747-0136

                  MARKEL CORPORATION RETIREMENT SAVINGS PLAN

                           Financial Statements and
                            Supplemental Schedules

                          December 31, 1998 and 1997

                 (With Independent Auditors' Report Thereon)

                   MARKEL CORPORATION RETIREMENT SAVINGS PLAN

                                Table of Contents



                                                                        Page

Independent Auditors' Report                                               1

Statements of Assets Available for Benefits -
December 31, 1998                                                          2

Statement of Assets Available for Benefits -
December 31, 1997                                                          3

Statements of Changes in Assets Available for Benefits -
Year ended December 31, 1998                                               4

Statement of Changes in Assets Available for Benefits -
Year ended December 31, 1997                                               5

Notes to Financial Statements - December 31, 1998 and 1997              6-11


Schedules

1  Line 27a - Schedule of Assets Held for Investment Purposes  -
   December 31, 1998                                                      12

2 Line 27d - Schedule of Reportable Transactions -
   Year ended December 31, 1998                                           13

                          Independent Auditors' Report


The Board of Directors
Markel Corporation

The Administrative Committee
Markel Corporation Retirement Savings Plan:


We have audited the accompanying statements of assets available for benefits of the Markel Corporation Retirement Savings Plan (the Plan) as of December 31, 1998 and 1997, and the related statements of changes in assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Markel Corporation Retirement Savings Plan as of December 31, 1998 and 1997 and the changes in assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes (Schedule 1) and reportable transactions (Schedule 2) are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The fund information in the statements of assets available for benefits and the statements of changes in assets available for benefits is presented for purposes of additional analysis rather than to present the assets available for benefits and changes in assets available for benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.




June 11, 1999

                   MARKEL CORPORATION RETIREMENT SAVINGS PLAN

                   Statement of Assets Available for Benefits
                           (with fund information)

                                December 31, 1998

                                                                                        Fidelity
                                                                  Fidelity             Retirement  Fidelity
                             Company     Fidelity     Fidelity     Equity    Fidelity    Money      Stock                Fidelity
                              Stock      Magellan   Intermediate   Income    Puritan     Market    Selector   Fidelity   Overseas
                               Fund        Fund         Bond        Fund      Fund        Fund       Fund    Contrafund    Fund
                             -------     ---------  ------------  --------   --------   ---------  --------  ----------  --------
Investments, at fair value
(note 3):
 Mutual funds              $        --    13,036,900   2,844,813  8,016,958  7,853,813   5,303,958  5,369,549  1,858,135   475,499
 Markel Corporation
   common stock             23,468,471            --          --         --         --          --         --         --        --
 Loans receivable                   --            --          --         --         --          --         --         --        --
                           -----------    ----------   ---------  ---------  ---------   ---------  ---------  ---------   -------
    Total investments       23,468,471    13,036,900   2,844,813  8,016,958  7,853,813   5,303,958  5,369,549  1,858,135   475,499
                           -----------    ----------   ---------  ---------  ---------   ---------  ---------  ---------   -------

Receivables:
Employer's contribution        151,602        37,357      10,094     25,852     18,770      24,145     17,411     10,863     3,134
Employees' contributions        32,448        50,842      13,907     38,251     28,041      23,013     23,991     16,906     5,979
                            ----------    ----------   ---------  ---------  ---------   ---------  ---------  ---------   -------
    Total receivables          184,050        88,199      24,001     64,103     46,811      47,158     41,402     27,769     9,113
                            ----------    ----------   ---------  ---------  ---------   ---------  ---------  ---------   -------
    Assets available
     for benefits          $23,652,521    13,125,099   2,868,814  8,081,061  7,900,624   5,351,116  5,410,951  1,885,904   484,612
                           ===========    ==========   =========  =========  =========   =========  =========  =========   =======


                                     Loan
                                     Fund        Total
                                     ----        -----

Investments, at fair value
(note 3):
 Mutual funds                              --   44,759,625
 Markel Corporation
   common stock                            --   23,468,471
 Loans receivable                   1,429,937    1,429,937
                                    ---------   ----------
    Total investments               1,429,937   69,658,033
                                    ---------   ----------

Receivables:
Employer's contribution                    --      299,228
Employees' contributions                   --      233,378
                                    ---------    ---------
    Total receivables                      --      532,606
                                    ---------    ---------
    Assets available
     for benefits                   1,429,937   70,190,639
                                    =========   ==========


See accompanying notes to financial statements.

                   MARKEL CORPORATION RETIREMENT SAVINGS PLAN

                   Statement of Assets Available for Benefits
                            (with fund information)

                                December 31, 1997

                                                                                     Fidelity
                                                                 Fidelity           Retirement  Fidelity
                             Company      Fidelity    Fidelity    Equity   Fidelity   Money      Stock               Fidelity
                               Stock      Magellan  Intermediate  Income   Puritan    Market    Selector   Fidelity  Overseas
                               Fund         Fund     Bond Fund    Fund      Fund       Fund       Fund    Contrafund   Fund
Investments, at fair value
(note 3):
 Mutual funds               $         -   9,332,899  2,508,910  6,920,401 6,454,488  4,849,491  4,591,926  1,881,550  285,777
 Markel Corporation
   common stock              19,948,333           -          -          -         -          -          -          -        -
 Loans receivable                     -           -          -          -         -          -          -          -        -
                            -----------   ---------  ---------  --------- ---------  ---------  ---------  ---------  -------
Total investments            19,948,333   9,332,899  2,508,910  6,920,401 6,454,488  4,849,491  4,591,926  1,881,550  285,777
                            -----------   ---------  ---------  --------- ---------  ---------  ---------  ---------  -------
Receivables:
   Employer's contribution      100,810      23,932      6,511     17,212    11,651     20,745     10,925      6,903    2,226
   Employees' contributions      21,023      32,097      9,797     26,182    17,856     18,881     16,817     11,772    4,202
                            -----------   ---------  ---------  --------- ---------  ---------  ---------  ---------  -------
Total receivables               121,833      56,029     16,308     43,394    29,507     39,626     27,742     18,675    6,428
                            -----------   ---------  ---------  --------- ---------  ---------  ---------  ---------  -------
Assets available for
  benefits                  $20,070,166   9,388,928  2,525,218  6,963,795 6,483,995  4,889,117  4,619,668  1,900,225  292,205
                            ===========   =========  =========  ========= =========  =========  =========  =========  =======


                                      Loan
                                      Fund       Total

Investments, at fair value
(note 3):
 Mutual funds                               -   36,825,442
 Markel Corporation
   common stock                             -   19,948,333
 Loans receivable                   1,380,580    1,380,580
                                    ---------   ----------
Total investments                   1,380,580   58,154,355
                                    ---------   ----------
Receivables:
   Employer's contribution                  -      200,915
   Employees' contributions                 -      158,627
                                    ---------   ----------
Total receivables                           -      359,542
                                    ---------   ----------
Assets available for
  benefits                          1,380,580   58,513,897
                                    =========   ==========


See accompanying notes to financial statements.

                   MARKEL CORPORATION RETIREMENT SAVINGS PLAN

             Statement of Changes in Assets Available for Benefits
                            (with fund information)

                          Year ended December 31, 1998

                                                                                       Fidelity
                                                                  Fidelity            Retirement  Fidelity
                                Company    Fidelity    Fidelity   Equity   Fidelity     Money       Stock              Fidelity
                                 Stock     Magellan  Intermediate  Income   Puritan     Market     Selector  Fidelity  Overseas
                                 Fund        Fund     Bond Fund     Fund      Fund       Fund       Fund    Contrafund   Fund
                                -------    --------  ------------ -------  --------    --------    -------  ----------  ------
Additions to assets
  attributed to:
   Investment income:
    Net appreciation in fair
      value of investments
      (note 3)               $ 3,287,493  2,629,486     25,015    454,984    308,743         --    297,940    323,831   26,628
    Loan repayments-
       interest, net                  --         --         --         --         --         --         --         --       --
    Dividends/interest                --    588,055    162,979    441,457    783,072    264,986    385,329    137,874    9,195
                             -----------  ---------    -------    -------  ---------    -------    -------    -------   ------
                               3,287,493  3,217,541    187,994    896,441  1,091,815     64,986    683,269    461,705   35,823
                             -----------  ---------    -------    -------  ---------    -------    -------    -------   ------

   Contributions (note 2):
    Employer                   1,377,721    337,681     92,001    240,888    184,349    253,707    156,074     84,509   34,777
    Employee                     461,563    646,288    192,542    566,224    375,187    278,118    438,093    201,375   90,398
                              ----------   --------    -------   --------   --------   --------   --------    -------  -------
                               1,839,284    983,969    284,543    807,112    559,536    531,825    594,167    285,884  125,175
                              ----------   --------    -------   --------   --------   --------   --------    -------  -------
Total additions                5,126,777  4,201,510    472,537  1,703,553  1,651,351    796,811  1,277,436    747,589  160,998
                              ----------  ---------    -------  ---------  ---------   --------  ---------    -------  -------
Deductions from assets
   attributed to participant
   distributions and
   withdrawal                  1,711,263    431,742    137,939    357,598    153,698    557,225    289,017    847,703   10,659
                               ---------  ---------    -------    -------    -------    -------    -------    -------   ------
Transfers between funds          221,426    (16,580)    14,869   (259,702)  (101,214)   242,781   (221,469)    78,506   41,383
Transfers to/from loan
   account - net of
   repayments                    (54,585)   (17,017)    (5,871)    31,013     20,190    (20,368)    24,333      7,287      685
                                --------    -------    -------    -------    -------    -------    -------     ------  -------
Net increase (decrease)        3,582,355  3,736,171    343,596  1,117,266  1,416,624    461,999    791,283    (14,321) 192,407

Assets available for
    benefits:
    Beginning of year         20,070,166  9,388,928  2,525,218  6,963,795  6,483,995  4,889,117  4,619,668  1,900,225  292,205
                             ----------- ----------  ---------  ---------  ---------  ---------  ---------  ---------  -------
    End of year              $23,652,521 13,125,099  2,868,814  8,081,061  7,900,624  5,351,116  5,410,951  1,885,904  484,612
                             =========== ==========  =========  =========  =========  =========  =========  =========  =======


                                          Loan
                                          Fund     Total
                                          ----     -----

Additions to assets
  attributed to:
   Investment income:
    Net appreciation in fair
      value of investments
      (note 3)                                --   7,354,120
    Loan repayments-
       interest, net                     112,778     112,778
    Dividends/interest                        --   2,772,947
                                         -------  ----------
                                         112,778  10,239,845
                                         -------  ----------

   Contributions (note 2):
    Employer                                  --   2,761,707
    Employee                                  --   3,249,788
                                         -------  ----------
                                              --   6,011,495
                                         -------  ----------
Total additions                          112,778  16,251,340
                                         -------  ----------
Deductions from assets
   attributed to participant
   distributions and
   withdrawal                             77,754   4,574,598
                                         -------   ---------
Transfers between funds                       --          --
Transfers to/from loan
   account - net of
   repayments                             14,333          --
                                         -------  ----------
Net increase (decrease)                   49,357  11,676,742

Assets available for
    benefits:
    Beginning of year                  1,380,580  58,513,897
                                       ---------  ----------
    End of year                        1,429,937  70,190,639
                                       =========  ==========

See accompanying notes to financial statements.

               MARKEL CORPORATION RETIREMENT SAVINGS PLAN

         Statement of Changes in Assets Available for Benefits
                      (with fund information)


                      Year ended December 31, 1997


                                                                                             Fidelity
                                          Company          Fidelity         Fidelity          Equity         Fidelity
                                           Stock           Magellan        Intermediate       Income         Puritan
                                           Fund              Fund          Bond Fund           Fund            Fund
                                           ----              ----          ---------           ----            ----
Additions to assets attributed to:
    Investment income:
       Net appreciation in fair
          value of investments (note 3)   $  8,466,750       1,393,982          23,598       1,184,314         661,272
       Loan repayments-interest, net              --              --              --              --              --
       Dividends/interest                         --           604,986         160,662         371,740         513,456
                                          ------------    ------------    ------------    ------------    ------------
                                             8,466,750       1,998,968         184,260       1,556,054       1,174,728
                                          ------------    ------------    ------------    ------------    ------------

    Contributions (note 2):
       Employer                                386,886         545,402         174,357         510,832         376,148
       Employee                              1,279,995         302,725          90,574         217,209         167,978
                                          ------------    ------------    ------------    ------------    ------------
                                             1,666,881         848,127         264,931         728,041         544,126
                                          ------------    ------------    ------------    ------------    ------------
Total additions                             10,133,631       2,847,095         449,191       2,284,095       1,718,854
                                          ------------    ------------    ------------    ------------    ------------

Deductions from assets
    attributed to participant distri-
    butions and withdrawals                  1,233,807         547,555         284,235         526,468         232,422
                                          ------------    ------------    ------------    ------------    ------------

Transfers between funds                        (71,687)       (447,917)        (77,652)        230,808        (179,459)
Transfers to/from loan account -
    net of repayments                          (28,341)         27,559          20,185         (17,603)         26,512
                                          ------------    ------------    ------------    ------------    ------------
Net increase                                 8,799,796       1,879,182         107,489       1,970,832       1,333,485

Assets available for benefits:

       Beginning of year                    11,270,370       7,509,746       2,417,729       4,992,963       5,150,510
                                          ------------    ------------    ------------    ------------    ------------
       End of year                        $ 20,070,166       9,388,928       2,525,218       6,963,795       6,483,995
                                          ============    ============    ============    ============    ============


                                            Fidelity
                                           Retirement      Fidelity
                                              Money         Stock                         Fidelity
                                             Market        Selector        Fidelity        Overseas         Loan
                                              Fund           Fund         Contrafund         Fund           Fund           Total
                                              ----           ----         ----------         ----           ----           -----
Additions to assets attributed to:
    Investment income:
       Net appreciation in fair
          value of investments (note 3)          --           437,832          99,530           3,987            --       12,271,265
       Loan repayments-interest, net             --              --              --              --           120,474        120,474
       Dividends/interest                     260,983         543,128         176,366          14,073            --        2,645,394
                                         ------------    ------------    ------------    ------------    ------------   ------------
                                              260,983         980,960         275,896          18,060         120,474     15,037,133
                                         ------------    ------------    ------------    ------------    ------------   ------------

    Contributions (note 2):
       Employer                               355,925         340,814         168,380          82,779            --        2,941,523
       Employee                               325,245         130,944          79,398          29,619            --        2,623,687
                                         ------------    ------------    ------------    ------------    ------------   ------------
                                              681,170         471,758         247,778         112,398            --        5,565,210
                                         ------------    ------------    ------------    ------------    ------------   ------------
Total additions                               942,153       1,452,718         523,674         130,458         120,474     20,602,343
                                         ------------    ------------    ------------    ------------    ------------   ------------

Deductions from assets
    attributed to participant distri-
    butions and withdrawals                   617,680         172,606          59,983          35,630         116,537      3,826,923
                                         ------------    ------------    ------------    ------------    ------------   ------------

Transfers between funds                      (123,104)        291,458         331,384          46,169            --             --
Transfers to/from loan account -
    net of repayments                         (25,479)         (3,552)         (9,560)           (339)         10,618           --
                                         ------------    ------------    ------------    ------------    ------------   ------------
Net increase                                  175,890       1,568,018         785,515         140,658          14,555     16,775,420

Assets available for benefits:

       Beginning of year                    4,713,227       3,051,650       1,114,710         151,547       1,366,025     41,738,477
                                         ------------    ------------    ------------    ------------    ------------   ------------
       End of year                          4,889,117       4,619,668       1,900,225         292,205       1,380,580     58,513,897
                                         ============    ============    ============    ============    ============   ============

                   MARKEL CORPORATION RETIREMENT SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 1998 and 1997


(1)  Summary of Significant Accounting Policies

     The following are the significant accounting policies followed by the Markel Corporation Retirement Savings Plan (the Plan).

     (a) Basis of Presentation

         The accompanying financial statements, which present the assets of the Plan and changes in those assets, have been prepared on the accrual basis of accounting. Accordingly, contributions to the Plan and
         investment   income  are  recognized  as  earned;   plan  benefits  and
         withdrawals   are  recorded   when  paid  and  net   appreciation   and
         depreciation of investments are recognized as they occur. Loans receivable represent loans to participants made against their vested balances as permitted by the Plan.

     (b) Use of Estimates

         Generally accepted accounting principles require the Administrative Committee of the Plan to make estimates and assumptions when preparing financial statements. Actual results could differ from those estimates.

     (c) Investments

         The fair value of Markel Corporation common stock is based upon the quoted price of stock as of the end of each year.

         Investments in Fidelity Mutual Funds are valued according to net asset values of the funds on the basis of fair values of the assets and liabilities thereof. Loan receivables in the Loan Fund are valued at the principal amount outstanding which approximates fair value.

         The change in the difference between the fair value and the cost of investments held at the beginning and end of each year, adjusted for realized gains or losses on investments sold during the year, is reflected in the statements of changes in assets available for benefits as appreciation or depreciation in the fair value of investments.

         The cost of investments sold is determined on the basis of average cost. Purchases and sales of investments are recorded on a settlement date basis. The recording of these transactions on a trade date basis would not have had a material impact on the accompanying financial statements.

         Income Taxes

         The Plan is in receipt of a favorable determination letter dated February 18, 1997, issued pursuant to Revenue Procedure 93-39, under Section 401(a) of the Internal Revenue Code, and the related trust is considered exempt from taxation under the provisions of
         Section 501(a). In addition, the plan administrator believes the Plan operated in compliance with the Plan document and current law for the years under audit. Accordingly, participants have not been taxed on their salary reduction contributions or investment earnings related to these contributions when received by the trustee under the Plan. Ordinarily, participants are subject to tax on these amounts when they receive distributions from the Plan.

         Under normal circumstances, the Plan will not be taxed on its dividend and interest income or any capital gains realized by it or any unrealized appreciation on investments.


(2)  Summary of Significant Provisions of the Plan

     The following description of the Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

     (a) General

         The Plan is a defined contribution plan covering all employees of Markel Corporation and its wholly-owned subsidiaries (the Company). Employees, age eighteen or older, are eligible for the Plan upon date of employment, with matching Company contributions commencing after one year of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan is administered by an Administrative Committee appointed by the Chief Executive Officer of the Company. The assets of the Plan are held in trust under an agreement with Fidelity Management Trust Company, with administrative services provided by Fidelity Institutional Retirement Services Company, a division of Fidelity Investment Institutional Services Company, Inc. (Fidelity Investments or the Trustee).

     (b) Contributions

         Each year, the Company is obligated to contribute to the Plan, subject to certain limitations, an amount equal to 6% of each participant's compensation. The Company also contributes under the matching provision of the Plan an amount equal to 100% of the first 2% and 50% of the next 2% of each participant's contribution, not to exceed 3% of the participant's compensation for any such year. Participants may contribute, in whole percentage increments, up to 15% of their annual compensation, excluding bonuses, on a pre-tax basis. The allocation of both employer and employee contributions to the various funds is based upon the individual employee's election. However, one-third of the employer's contribution representing up to 3% of an employee's annual compensation, will be allocated to a restricted Company Stock Fund.

         Employee contributions, as shown in the accompanying statements of changes in assets available for benefits, include amounts rolled over into the Plan from other qualified plans totaling $718,758 and $617,211 for the years ended December 31, 1998 and 1997, respectively.

     (c) Participant Accounts

         Each participant's account is credited with the participant's and Company's contributions and earnings of the Plan. The posting of earnings is made on a quarterly or more frequent basis.

     (d) Vesting and Plan Termination

         Participants are immediately vested in their own contributions plus earnings thereon. Vesting in the Company's contributions is based on years of service as follows:

         Years of Vesting Service                        Vested Percentage
         ------------------------                        -----------------
         Less than two years of service                             0%
         Two years of service                                      20%
         Three years of service                                    50%
         Four or more years of service                            100%
         ========================                        =================

         In accordance with the provisions of the Plan, any portion of the Company's contributions that has not vested at the time of a participant's withdrawal shall be forfeited by the participant and applied to reduce future Company contributions. During 1998 and 1997, forfeited amounts totaled $117,556 and $76,676, respectively.

         Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

     (e) Payment of Benefits

         Upon termination of service, participants may receive either a lump sum amount equal to the value of their vested account within 45 days of the quarter end in which termination occurred or their account will continue to be held in the trust fund until the participant reaches age 65 or dies, whichever occurs first.

     (f) Participant Loans

         The Plan contains a provision for loans to participants with the plan administrator's consent. Under the terms of the Plan, participants may borrow from their accounts a minimum of $1,000 up to the lesser of $30,000 or 30% of the vested value of the participant's account or under certain conditions up to a maximum of the lesser of $50,000 or 50%. Loans bear interest and are repayable in accordance with terms established by the Plan.

     (g) Investment Options

         The Plan offers nine investment fund options - the Company Stock Fund, the Fidelity Magellan Fund, the Fidelity Intermediate Bond Fund, the Fidelity Equity Income Fund, the Fidelity Puritan Fund, the Fidelity Retirement Money Market Fund, the Fidelity Stock Selector Fund, the Fidelity Contrafund and the Fidelity Overseas Fund. Participants in the Plan are able to direct into which Fund contributions are invested as discussed in note 2. Participants are allowed to change investment options daily and, accordingly, investment option changes have been recorded through interfund transfers in the accompanying statements of assets available for plan benefits and statements of changes in assets available for plan benefits.


(3)  Investments

     The Plan's investments are held by a trustee-administered trust fund. The following tables present the fair values of investments at December 31, 1998 and 1997 representing five percent or more of the Plan's assets at the end of the respective years:

              MARKEL CORPORATION RETIREMENT SAVINGS PLAN
                    Notes to Financial Statements
                      December 31, 1998 and 1997


                                                          December 31, 1998
                                                      --------------------------
                                                        Number of
                                                        shares or      Fair
                                                          units        value
                                                      --------------------------
Markel Corporation common stock                          129,660    $ 23,468,471
Mutual funds:
     Fidelity Magellan Fund                              107,903      13,036,900
     Fidelity Equity Income Fund                         144,320       8,016,958
     Fidelity Puritan Fund                               391,321       7,853,813
     Fidelity Retirement Money Market Fund             5,303,958       5,303,958
     Fidelity Stock Selector Fund                        187,027       5,369,549
                                                      ============   ===========

                                                          December 31, 1997
                                                      --------------------------
                                                       Number of
                                                       shares or       Fair
                                                         units         value
                                                      --------------------------
Markel Corporation common stock                         127,772    $ 19,948,333
Mutual funds:
     Fidelity Magellan Fund                               97,963       9,332,899
     Fidelity Intermediate Bond Fund                     246,697       2,508,910
     Fidelity Equity Income Fund                         132,044       6,920,401
     Fidelity Puritan Fund                               333,049       6,454,488
     Fidelity Retirement Money Market Fund             4,849,491       4,849,491
     Fidelity Stock Selector Fund                        169,256       4,591,926
                                                      ============   ===========



     During 1998 and 1997, the Plan's investments (including investments bought, sold and held during the year) appreciated (depreciated) in fair value by $7,354,120 and $12,271,265, respectively, as follows:


                                                            Year ended
                                                         December 31, 1998
                                                        ------------------------

Markel Corporation common stock                          $    3,287,493
Mutual funds:
     Fidelity Magellan Fund                                  2,629,486
     Fidelity Intermediate Bond Fund                            25,015
     Fidelity Equity Income Fund                               454,984
     Fidelity Puritan Fund                                     308,743
     Fidelity Stock Selector Fund                              297,940
     Fidelity Contrafund                                       323,831
     Fidelity Overseas Fund                                     26,628
                                                         ------------------
Net change in fair value                                $    7,354,120
                                                         ==================

              MARKEL CORPORATION RETIREMENT SAVINGS PLAN
                  Notes to Financial Statements
                  December 31, 1998 and 1997

                                                            Year ended
                                                         December 31, 1997
                                                         -----------------

Markel Corporation common stock                         $   8,466,750
Mutual funds:
     Fidelity Magellan Fund                                 1,393,982
     Fidelity Intermediate Bond Fund                           23,598
     Fidelity Equity Income Fund                            1,184,314
     Fidelity Puritan Fund                                    661,272
     Fidelity Stock Selector Fund                             437,832
     Fidelity Contrafund                                       99,530
     Fidelity Overseas Fund                                     3,987
                                                         ------------------
Net change in fair value                                $  12,271,265
                                                         ==================


(4)  Administrative Expenses

     The administrative expenses of the Plan have been paid by the Company. Expenses paid by the Company totaled approximately $10,724 and $18,296 for the years ended December 31, 1998 and 1997, respectively.


(5)  Reconciliation of Financial Statements to Form 5500

     The following is a reconciliation of assets available for benefits per the financial statements to the Form 5500:

                                                         December 31,
                                                 ----------------------------
                                                     1998             1997
                                                 -------------     ----------
Assets available for benefits per the
  financial statements                           $  70,190,639     58,513,897
Amounts allocated to withdrawing
  participants                                      (1,374,563)    (1,138,032)
                                                 -------------     -----------

Assets available for benefits per the
  Form 5500                                      $  68,816,076     57,375,865
                                                 =============     ===========

     The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

                                                             Year ended
                                                             December 31,
                                                                1998
                                                             -------------

Benefits paid to participants per the financial statements    $  4,574,598
Add: amounts allocated to withdrawing participants at
     December 31, 1998                                           1,374,563
Less: amounts allocated to withdrawing participants at
     December 31, 1997                                           1,138,032
                                                             -------------
Benefits paid to participants per the Form 5500               $  4,811,129
                                                             =============


                                                              Year ended
                                                              December 31,
                                                                 1997
                                                              -------------

Benefits paid to participants per the financial
   statements                                                 $  3,826,922
Add: amounts allocated to withdrawing participants
   at December 31, 1997                                          1,138,032
Less: amounts allocated to withdrawing participants
   at December 31, 1996                                            595,321
                                                              --------------
Benefits paid to participants per the Form 5500               $  4,369,633
                                                              ==============

     Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.

                                                            Schedule 1
              MARKEL CORPORATION RETIREMENT SAVINGS PLAN

      Line 27a-Schedule of Assets Held for Investment Purposes

                       December 31, 1998


                                    Description of investment
                                      including maturity
Identity of issue,                  date, rate of interest,
borrower, lessor or                  collatral, par or                                          Current
 similar party                        maturity value                    Cost                     value
-------------------                 -------------------------        ----------              ------------
Markel Corporation*                 129,660 shares of Markel
                                    Corporation common
                                    stock                           $  7,274,771               23,468,471

Mutual Funds:
     Fidelity Investments*          107,903 shares of Fidelity
                                    Magellan Fund                      7,543,400               13,036,900

     Fidelity Investments*          277,002 shares of Fidelity
                                    Intermediate Bond Fund             2,485,704                2,844,813

     Fidelity Investments*          144,320 shares of Fidelity
                                    Equity Income Fund                 5,276,965                8,016,958

     Fidelity Investments*          391,321 shares of Fidelity
                                    Puritan Fund                       6,140,324                7,853,813

     Fidelity Investments*          5,303,958 shares of Fidelity
                                    Retirement Money Market
                                    Fund                               5,303,958                5,303,958

     Fidelity Investments*          187,027 shares of Fidelity
                                    Stock Selector Fund                4,077,768                5,369,549

     Fidelity Investments*          32,719 shares of Fidelity
                                    Contrafund                           473,491                1,858,135

     Fidelity Investments*          13,216 shares of Fidelity
                                    Overseas Fund                        289,306                  475,499
                                                                    ---------------          ----------------
       Total mutual funds                                             31,590,916               44,759,625

Markel Corporation                  1,429,937 in loan
Retirement Savings Plan*            receivables from
                                    participants                       1,429,937                1,429,937
                                                                    ---------------          ----------------
       Total investments                                            $ 40,295,624               69,658,033
                                                                    ===============          ================


* Party-in-interest

See accompanying independent auditors' report.

                                                            Schedule 2

                 MARKEL CORPORATION RETIREMENT SAVINGS PLAN

               Line 27d-Schedule of Reportable Transactions

                     Year ended December 31, 1998


                                                                                                            Current
                                                                                  Expense                    value
                                                                                  incurred                of asset on
Identity of                                  Purchase      Selling      Lease      with        Cost of     transaction      Net
party involved    Description of assets       price        price       rental   transaction     asset        date          gain
--------------    ---------------------    ----------     --------     ------   -----------  ---------    ------------    -------
Markel           Purchased 15,222 shares
Corporation*     of common stock           $2,490,640        N/A         N/A      N/A       $2,490,640   $2,490,640      $     N/A

Fidelity         Purchased 1,841,901
Investments*     shares of Fidelity
                 Retirement Money
                 Market Fund                1,841,901        N/A         N/A      N/A        1,841,901    1,841,901            N/A

Markel           Sold 13,334 shares
Corporation*     of common stock               N/A        2,257,994      N/A      N/A          923,443    2,257,994       1,334,551

Fidelity
Investments*     Sold 1,387,434 shares
                 of Fidelity Retirement
                 Money Market Fund             N/A        1,387,434      N/A      N/A        1,387,434    1,387,434          --

* Party-in-interest

See accompanying independent auditors' report.

                                  SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the administrative committee members have duly caused this annual report to be signed on behalf by the undersigned hereunto duly authorized.


                  MARKEL CORPORATION RETIREMENT SAVINGS PLAN

                  /s/ Pamela J. Perrott
            By:   _____________________________________
                  Administrative Committee Member


Date: June 28, 1999